

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 17, 2017

Jennifer Dyer
Chief Executive Officer
Yappa World, Inc.
4201 Via Marina, Unit D402
Marina Del Rey, CA 90292

> **Re: Yappa World, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-220325**
> **Filed November 8, 2017**

Dear Ms. Dyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated September 28, 2017.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 20

1. You indicate that the company will not use any of the offering proceeds to repay related party debt. Please clarify whether you intend to use any of the offering proceeds to pay deferred compensation to the executive officers.

Jennifer Dyer
Yappa World, Inc.
November 17, 2017
Page 2

Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 30

2.   We note your revised disclosure in response to prior comment 12. On page 21 you disclose that the total estimated legal, audit and filings fees are $67,000. Please revise to separately quantify the significant components of your general and administrative expenses in 2017, including the nature and amount for significant general operational costs. To the extent a significant portion of this increase relates to the issuance of preferred stock to your founders for services, please revise to clearly indicate as such.

Securities Ownership of Certain Beneficial Owners and Management, page 36

3.   We note your response to prior comment 20 regarding the voting power of your equity stockholders. Since Series A Preferred stockholders receive 200 votes per share, please add an additional column to your beneficial ownership table that clarifies the aggregate equity voting power for each principal stockholder that includes both common stock and Series A Preferred stock. Further, please revise the prospectus cover page to specify the aggregate equity voting power percentage for Ms. Dyer and Mr. Sim.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551- 3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Branch Chief - Legal
                                        Office of Information
                                        Technologies and Services

cc: Jeffrey M. Stein, Esq.
         JMS Law Group, PLLC